Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of the direct and indirect subsidiaries of Ouster, Inc., that is current as of March 24, 2023:

Subsidiaries	Jurisdiction

Ouster Canada Limited	Canada
Canada, Inc.	Canada
Ouster (Suzhou) Intelligent Technology Co., Ltd.	China mainland
Beijing Velodyne LiDAR Technology Co., Ltd.	China mainland
Sense Photonics, Inc.	Delaware, United States
Velodyne Lidar USA, Inc.	Delaware, United States
Ouster France SAS	France
Velodyne Europe GmbH	Germany
Ouster Hong Kong Limited	Hong-Kong, China
Velodyne HK Limited	Hong-Kong, China
Velodyne Lidar India Private Limited	India
Ouster Netherlands, B.V.	Netherlands
Ouster (Thailand) Co., Ltd.	Thailand
Velodyne 2022 Limited	Thailand
Ouster UK Limited	United Kingdom